SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (AMENDMENT NO. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  Cyrk, Inc.
                     -------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                  --------------------------------------------
                        (Title of Class of Securities)

                                  232817 10 6
              ---------------------------------------------------
                                 (CUSIP Number)

                              Gregory P. Shlopak
                        c/o Rockport Equity Management
                                63 Main Street
                        Gloucester, Massachusetts 01930
              ---------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  Copies to:
                             Victor J. Paci, Esq.
                               Bingham Dana LLP
                              150 Federal Street
                          Boston, Massachusetts 02110

                                 March 3, 2000
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 5 Pages)


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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 232817 10 6                       13D              PAGE 2 OF 5 PAGES
---------------------                                        -----------------
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1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gregory P. Shlopak
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS


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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        US
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                      7.     SOLE VOTING POWER

                             1,064,900*
                      ---------------------------------------------------------
NUMBER OF             8.     SHARED VOTING POWER
SHARES
BENEFICIALLY                 4,809,879*
OWNED BY              ---------------------------------------------------------
EACH                  9.     SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                  1,064,900*
                      ---------------------------------------------------------
                      10.    SHARED DISPOSITIVE POWER

                             4,809,879*
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11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,064,900*
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.7% (Based on the number of shares of Cyrk, Inc. common stock reported as being outstanding in Cyrk, Inc.'s Annual Report on Form 10-K for the year ending December 31, 1999)
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14.     TYPE OF REPORTING PERSON

        IN
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


* Pursuant to the Voting Agreement described in Item 6 of the Schedule 13D (as amended and restated by Amendment No. 1 thereto, and as further amended by Amendment No. 2 thereto, as so amended the "SCHEDULE 13D"), a copy of which is filed with Amendment No.2 to the Schedule 13D, certain shareholders of the Company, including the Reporting Person, are required, in specified circumstances, to vote all of the shares of the Company's Common Stock held by each such shareholder in favor of the Securities Purchase Agreement, dated as of September 1, 1999, by and between the Company and Overseas Toys, L.P., a Delaware limited partnership ("OVERSEAS TOYS"), and the designees of Overseas Toys for election to the Board of Directors of the Company. Accordingly, the Reporting Person may be deemed to be part of a "group" with such shareholders and have voting power over 4,809,879 shares of Common Stock (or approximately 30.5% of the Company's Common Stock, based on the number of shares of Common Stock reported as being outstanding in the Company's Annual Report on Form 10-K for the year ending December 31, 1999, and the number of shares of common stock reported as beneficially owned by the parties to the Voting Agreement on their most recent respective Schedule 13D). In addition, disposition of certain of the shares of Common Stock owned by the Reporting Person is restricted under certain circumstances by the Voting Agreement. Accordingly, Overseas Toys may be deemed to have shared dispositive power over the shares of Common Stock owned by the Reporting Person.

     The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,064,900 shares with respect to which he possesses sole or shared dispositive power.

     This Statement relates to the Schedule 13D filed by Gregory P. Shlopak with regard to beneficial ownership of common stock, par value $.01 per share (the "COMMON STOCK"), of Cyrk, Inc. (the "COMPANY") and constitutes Amendment No. 3 thereto. Terms used herein and not otherwise defined have the meaning set forth in the Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a) The Reporting Person is the beneficial owner of 1,064,900 shares of Common Stock of which 84,401 of such shares are held by a private charitable foundation which the Reporting Person, as trustee, has sole voting and dispositive power. The 1,064,900 shares beneficially held by the Reporting Person represent approximately 6.7 % of the issued and outstanding shares of Common Stock (Based on the number of shares of Cyrk, Inc. common stock reported as being outstanding in Cyrk, Inc.'s Annual Report on Form 10-K for the year ending December 31, 1999).

     (b) The Reporting Person has sole power to vote 1,064,900 shares of Common Stock. The Reporting Person does not have shared power to vote any shares of Common Stock.

     (c) On March 2, 2000, the Reporting Person sold 41,000 shares of the Common Stock of the issuer, at a price of $9.2438 per share, on March 3, 2000 the Reporting Person sold 9,000 shares of Common Stock of the issuer at a price of $9.875 per share, and on March 16, 2000 the Reporting Person sold an additional 50,000 shares of Common Stock of the issuer at a price of $9.0001 per share. All three transactions were accomplished through a brokerage account.

     (d) No other person is known to have the right to receive or direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the reporting person.

     (e) Not applicable

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Dated: May 31, 2000

                                        /s/ Gregory P. Shlopak

                                        -------------------------
                                        Gregory P. Shlopak